December 4, 2024

Carrie Eglinton Manner
President and Chief Executive Officer
Orasure Technologies, Inc.
220 East First Street
Bethlehem, Pennsylvania 18015

       Re: Orasure Technologies, Inc.
           Form 8-K
           Filed April 12, 2024
           File No. 001-16537
Dear Carrie Eglinton Manner:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Finance